

November 4, 2010

Dominick Golio
Chief Financial Officer
MedQuist, Inc.
1000 Bishops Gate Blvd, Suite 300
Mount Laurel, NJ 08054
Also via facsimile at: (856) 793-6150

      Re: **MedQuist, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2009
              Filed March 12, 2010, as amended April 30, 2010 and July 6, 2010
              Form 10-Q for Fiscal Quarter Ended June 30, 2010
              Filed August 9, 2010
              Form 8-K/A Filed July 6, 2010
              File No. 001-13326

Dear Mr. Golio:

We have reviewed your letter dated October 8, 2010 in connection with the above-referenced filings and have the following comments. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 17, 2010.

General

1.   In response to prior comment 2, you advise that you believe you were not required to furnish the referenced earnings releases under Item 2.02 of Form 8-K because each such earnings release "only included data reported in the financial statements included in the periodic report that preceded the issuance of such earnings release, or which could be readily calculated from the financial statements included in such periodic filing." We are unable to concur with this assertion based on the information and analysis provided to date. In this regard, we note as an example that the earnings releases present Adjusted EBITDA for the company. However, you do not disclose your Adjusted EBITDA in the

applicable periodic reports, nor does it appear that this non-GAAP measure can be readily calculated based solely on the financial statements included in the periodic reports, absent additional information regarding the adjustments made as part of the calculation. Please provide further support for your assertion that the earnings releases did not include any material non-public information regarding your results of operations or financial condition for a completed fiscal period, such that they were not required to be furnished under Item 2.02 of Form 8-K.

Form 10-K for the Fiscal Year Ending December 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 36

2.   Your response to prior comment 3 appears to imply that additional disclosure was not warranted as the underlying changes in your operating assets and liabilities "were not the result of any change in [y]our sales terms or credit policies or the result of any material trend." Please note that the disclosure in Section IV.B.1 of SEC Release No. 33-8350 is not limited to the situations you described in your response. In this regard, we note that the release would require disclosure of the reasons for material changes in working capital line items and how these items impacted operating cash flow. For example, we note significant fluctuations in accounts receivable and accrued expenses yet the reasons for such large changes has not been disclosed. Please confirm that in future filings you will expand your disclosure of operating cash flows to include discussion of the underlying reasons for significant fluctuations in operating assets and liabilities.

Form 10-K/A for Fiscal Year Ending December 31, 2009 Filed April 30, 2010

Item 11. Executive Compensation

Compensation Discussion and Analysis

Policies and Procedures Related to Risk Management, page 25

3.   We refer to prior comment 12. Your response provides a general description of the process certain members of your management undertook to reach the conclusion that your compensation practices are not reasonably likely to have a material adverse effect on the company, but it does not discuss the substantive bases for the conclusion, as previously requested. Please supplementally advise in your next response letter what specific factors and features of your compensation plans and practices management considered in making this determination.

Form 10-Q for the Fiscal Quarter Ended June 30, 2010

Financial Statements

Note 10, Acquisition of Spheris Assets in the United States, page 11

4.   Your response to prior comment 13 indicates that the identified intangibles other than goodwill were valued at fair value by the company and in doing so you considered the report of an independent valuation firm. However, this is not clear from your disclosure which states they were valued at fair value by the independent valuation firm. Please confirm that you will clarify in future filings the extent of a third-party valuation firm's involvement in your determination of the fair value of the acquired intangibles.

Form 8-K/A Filed July 6, 2010

Exhibit 99.3

5.   We note adjustment (d) in the Pro forma Adjustments Related to the Unaudited Pro forma Condensed Combined Statement of Operations for the year ended December 31, 2009, which eliminates Spheris's historical goodwill impairment. Please explain your basis for excluding this charge and tell us how this adjustment meets the criteria in Rule 11-02(b)(6) of Regulation S-X.

        You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Michael Johnson, Staff Attorney, at (202) 551-3477 or Katherine Wray, Staff Attorney, at (202) 551-3483. If you need further assistance, you may contact me at (202) 551-3499.

                                        Sincerely,

                                        Kathleen Collins
                                        Accounting Branch Chief